FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 8, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for January 8, 2007 and incorporated by reference herein is the Registrant’s immediate report dated January 8, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 8, 2007

GLOBAL INDUSTRIAL EQUIPMENT LEASING COMPANY SELECTS
BLUEPHOENIX FOR MAJOR MODERNIZATION PROJECT

▶	Implementing Large-Scale IT Modernization to Further Upgrade Customer Service and Cost Efficiencies
▶	Migration of ADABAS/Natural Applications to Oracle/Java (J2EE)

HERZLIA, Israel – January 8, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today that it has been selected by a leading global equipment leasing firm for a major IT modernization project. The project involves migrating the company’s ADABAS/Natural applications to Java (J2EE) using a relational database — Oracle 10g, which is expected to upgrade customer service, reduce time to market of new offerings, and reduce operating costs.

The client is a major global equipment leasing company for the construction, oil, gas and natural resources development, manufacturing, utilities, infrastructure and governmental agencies sectors. As part of its larger plan to consolidate around newer technologies and Web-enable their systems, the company has decided to migrate its ADABAS/Natural applications to a Java-based environment, using the Oracle 10g database system running on Linux. The process will convert approximately 2,500 online and batch programs and over one million lines of code.

The project will involve using the automated BluePhoenix™ IT Discovery and BluePhoenix™ DBMSMigrator for ADABAS/Natural solutions. DBMSMigrator takes the source code of a complete Natural application and transforms it into Java source code using a Web-based HTML/JSP user interface accessing any relational database via JDBC. What was once a closed, proprietary, and inflexible application, will become an open, standardized component of the enterprise.

“This project follows several other large migration assignments we have completed for companies around the world,” said Hanan Stempler, vice president of sales at BluePhoenix Solutions. “Our proven methodology and advanced automated tools have been shown to reduce the time, costs, and risks of undertaking a mission-critical database and application migration project such as this one for our exciting new client.”

Find out more about DBMSMigrator on the BluePhoenix Solution web site:
(www.bphx.com/database_migration.cfm?source=pr).

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic.

BluePhoenix offerings help firms effectively plan and carry out strategic projects that enable business growth such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development; transformation of COBOL applications business rules to OO Java; and legacy application’s maintenance.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, the Netherlands, Australia, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com